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                                                                     Exhibit 7.3


                  [American Union Insurance Company Letterhead]

December 12, 2002

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Mr. Robert H. Moone
Chairman and CEO
State Auto Financial Corporation
518 East Broad Street
Columbus, OH 43215-3976

Mr. John R. Lowther
Senior Vice President, Secretary and General Counsel
State Auto Financial Corporation
518 East Broad Street
Columbus, OH 43215-3976


RE:  SHAREHOLDER PROPOSAL AND SUPPORTING STATEMENT

Dear Messrs. Moone and Lowther:

Enclosed is a shareholder proposal and supporting statement for inclusion in the proxy statement for the annual shareholders' meeting of State Auto Financial Corporation (the "Company") to be held in May 2003.

I intend to present the attached shareholder proposal at the Company's annual shareholders' meeting.

Enclosed herewith, please find the written statement of Commerce Bank, NA of Kansas City Missouri attesting that I am the beneficial owner of 2,000,000 shares of the Company's common stock and that I have continuously held shares of common stock of the Company with an aggregate market value of at least $2,000 for a period of at least one year. As required by Rule 14a-8 promulgated under the Securities Act of 1934, I intend to hold these shares through the date of the Company's annual shareholders' meeting.

Sincerely,

/s/ Gregory M. Shepard

Gregory M. Shepard

cc:      F. Ronald O'Keefe, Esq.
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                  SHAREHOLDER PROPOSAL AND SUPPORTING STATEMENT

SHAREHOLDER PROPOSAL:

      Gregory M. Shepard, 15 Country Club Place, Bloomington, Illinois 61701, who individually is the beneficial owner of 2,000,000 shares of common stock of the Company, submitted the following proposal to be presented and voted upon at the meeting:

            Resolved, that the shareholders of State Auto Financial Corporation ("STFC") hereby request that the Board of Directors (1) appoint a committee of independent, non-management directors of STFC that would be authorized and directed to explore strategic alternatives to maximize shareholder value for the STFC shareholders, including, but not limited to, a merger of STFC's 68% owner State Automobile Mutual Insurance Company ("State Auto Mutual") with another mutual insurance company followed by the sale or merger of STFC, (2) instruct such committee to retain a leading investment banking firm to advise the committee with respect to such strategic alternatives, and (3) authorize the committee and investment banking firm to solicit and evaluate offers for the merger of State Auto Mutual followed by the sale or merger of STFC.

SUPPORTING STATEMENT:

      The purpose of this proposal is to provide shareholders with the opportunity to advise the Board of Directors of their concerns regarding STFC's strategic direction and to express their desire to realize the full value of their investment in STFC. As the owner of approximately 16% of the shares of STFC's publicly traded stock not held by State Auto Mutual, I believe that, through a sale or merger with or to a mutual insurance company, shareholders could receive a substantial premium of up to 300% of STFC's recent market price. I believe that management's failure to consider seriously such a transaction has been and will continue to be detrimental to shareholders.

      In June 2001, State Auto Mutual merged with Meridian Mutual Insurance Company followed by State Auto Mutual's purchase of Meridian Insurance Group, Inc.'s ("MIGI") publicly traded shares. MIGI's public shareholders realized a 135% premium over the market price in the transactions. This premium was extracted as a direct result of my prior offers to purchase MIGI.

      Public company status would appear to afford several purported advantages to STFC over mutual insurance company status: the ability to raise capital in the public market; additional flexibility to restructure; creation of a currency; and the ability to provide incentives to management, employees and agents. However, as a public company, STFC is failing to deliver a return for its shareholders. STFC's stock price on December 11, 2002 is approximately 19% less than on December 31, 1997.

      Management's current operating strategy serves management by facilitating stock option grants and discounted insider share purchases. It is time for management to explore a strategy that serves STFC's public shareholders.

      This resolution does not require that the Board accept an offer to sell or merge with another party. However, if the Board acts on our proposal, these business alternatives must be fairly evaluated by non-management directors on the basis of shareholder value. We strongly urge you to vote FOR this resolution.